August 26, 2019

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549-3720 Attention: Stacie Gorman
Re:	Innovative Industrial Properties, Inc. Registration Statement on Form S-3 (File No. 333-233311) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative Industrial Properties, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File. No. 333-233311) (the “Registration Statement”) be declared effective on August 28, 2019, or as soon as practicable thereafter.

Sincerely,

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

By: /s/ Brian Wolfe
Name: Brian Wolfe
Title: Vice President, General Counsel, and Secretary